UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

MONTHLY OPERATING REPORT

File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents are true and correct to the best of my knowledge and belief.

[signature]
Signature of Debtor

12/17/09
Date

Signature of Joint Debtor

Date

[signature]
Signature of Authorized Individual*

12/17/09
Date

J. Gregory Ambro
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

		BANK ACCOUNTS						CURRENT MONTH		FILING TO DATE
		GEN OPER	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH		$ 11,607	$ -	$ 280	$ -	$ 961	$ -	$ 12,848	$ 9,628	$ (68,811)
RECEIPTS										
CASH SALES			-					-	-	83,387
CREDIT CARD RECEIVABLES			-					-	-	20,495
LOANS AND ADVANCES			-					-	-	
SALE OF ASSETS			-					-	-	114,882
OTHER RECEIPTS		238						238	1,000	66,380
TRANSFERS (FROM DIP ACCTS)		854				(854)		-	-	
TOTAL RECEIPTS		$ 1,092	$ -	$ -	$ -	$ (854)	$ -	$ 238	$ 1,000	$ 285,144
DISBURSEMENTS										
ADVERTISING			-					-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)			-					-	-	53,228
RENT		115						115	15	13,823
PAYROLL, PAYROLL TAXES, AND BENEFITS	[3]	311						311	39	50,189
UTILITIES		23						23	5	4,634
INSURANCE		281						281	-	1,071
SALES AND OTHER TAXES		35						35	-	32,610
GENERAL OPERATING		36						36	-	8,472
FINLAY LICENSE			-					-	-	11,814
FINANCING EXPENSES			-					-	-	3,524
PROFESSIONAL FEES		854						854	248	12,552
OTHER			-					-	-	7,636
TOTAL DISBURSEMENTS		$ 1,655	$ -	$ -	$ -	$ -	$ -	$ 1,655	$ 307	$ 202,776
DRAW ON LC			-					-	-	4,648
ADJUSTMENTS			-					-	-	2,522
NET CASH FLOW		$ (563)	$ -	$ -	$ -	$ (854)	$ -	$ (1,417)	$ 693	$ 80,242
(RECEIPTS LESS DISBURSEMENTS)										
CASH (LOAN BALANCE)- END OF MONTH		$ 11,044	$ -	$ 280	$ -	$ 107	$ -	$ 11,431	$ 10,321	$ 11,431

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 11/28/09 was $0.

[2] 'Projected' amounts reflect projections per the DIP budget (based on weeks ending each Monday) and reflect projected activity for the period November 3, 2009 - November 30, 2009. The projection does not include activity in the other general operating, Alaska, prof. fees, utilties, and sales tax accounts.

[3] Includes $218K related to the payment of pre-petition vacation payroll.

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID FEES	AMOUNT PAID EXPENSES	TOTAL PAID TO DATE FEES	TOTAL PAID TO DATE EXPENSES	AMOUNT ACCRUED	TOTAL INCURRED AND UNPAID
O'Melveny & Meyers	11/1/09 to 11/28/09	11/4/2009	465,805	448,813	16,992	3,604,435	100,155	3,988,000	283,410
FTI Consulting	11/1/09 to 11/28/09	11/19/2009	129,792	121,227	8,565	2,427,656	131,152	3,426,000	867,192
Richards, Layton & Finger	11/1/09 to 11/28/09	10/19/2009	109,102	105,402	3,700	428,016	37,560	351,000	(114,576)
Kurtzman Carson Consultants	11/1/09 to 11/28/09	n/a	n/a	42,719		770,189	-	807,000	36,811
Cooley Godward Kronish	11/1/09 to 11/28/09	11/11/2009	29,244	28,594	650	443,311	13,185	901,000	444,504
Loughlin Meghji & Company	11/1/09 to 11/28/09	11/11/2009	51,514	51,514		372,729	669	611,000	237,602
Benesch	11/1/09 to 11/28/09	10/16/09, 11/16/09	20,379	19,951	428	113,036	1,442	100,000	(14,478)
GE Capital Third Party Legal [1]	11/1/09 to 11/28/09	n/a	n/a			578,731	5,505	500,000	(84,236)
Financial Dynamics	11/1/09 to 11/28/09					29,377	-	25,000	(4,377)
Other	11/1/09 to 11/28/09	10/23/2009	4,854	4,833	21	68,398	235	763,000	694,367
TOTAL PAYMENTS TO PROFESSIONALS			$ 810,690	$ 823,053	$ 30,356	$ 8,835,878	$ 289,903	$ 11,472,000	$ 2,346,219

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes
revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

		Cumulative
REVENUES	**Month ($ in 000's)**	**Filing to Date ($ in 000's)**
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	-	1,758
Total Revenues	-	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	-	22,714
OPERATING EXPENSES		
Advertising	-	2,108
Bad Debts	-	61
Contributions	-	9
Employee Benefits Programs	33	2,234
Insider Compensation	41	999
Insurance	15	1,293
Repairs and Maintenance	3	1,121
Rent and Lease Expense	55	4,235
Salaries/Commissions/Fees	32	21,473
Supplies	-	1,920
Taxes	148	3,389
Travel and Entertainment	-	132
Utilities	(23)	1,607
Other (attach schedule)	24	91,285
Total Operating Expenses Before Depreciation	328	131,866
Depreciation/Depletion/Amortization	37	5,280
Net Profit (Loss) Before Other Income & Expenses	(365)	(114,432)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(18)	(3,279)
Interest Expense	11	1,636
Net Profit (Loss) Before Reorganization Items	(358)	(112,789)
REORGANIZATION ITEMS		
Professional Fees	-	11,564
U. S. Trustee Quarterly Fees	-	80
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	-	14,453
Income Taxes	-	76
Net Profit (Loss)	$ (358)	$ (127,318)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	20	5,541
Unclassified	(2)	(1,113)
Communications	3	638
Postage	(2)	223
Professional Fees	5	(32)
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Gain on Assets	0	87,083
Store Closure Costs	0	44
Total Other Operational Expenses	**24**	**91,285**
Other Income		
Rental income	(3)	(105)
Miscellaneous income	(15)	(3,174)
Total Other Income	**(18)**	**(3,279)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	**0**	**2,809**

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)		BOOK VALUE PETITION DATE ($ in 000's)
CURRENT ASSETS			
Unrestricted Cash and Equivalents	$	10,925	$ 7,408
Restricted Cash and Cash Equivalents [1]		387	-
Accounts Receivable (Net) [2]		6,374	2,944
Inventories		-	126,552
Prepaid Expenses (attach schedule)		1,131	3,849
Professional Retainers		320	493
Other Current Assets (attach schedule)		6,554	8,216
TOTAL CURRENT ASSETS	$	25,691	$ 149,462
PROPERTY AND EQUIPMENT			
Real Property and Improvements		16,006	60,652
Machinery and Equipment		-	61,313
Furniture, Fixtures and Office Equipment		6	89,942
Leasehold Improvements		4,236	65,463
Vehicles		-	420
Construction in progress		-	2,187
Less Accumulated Depreciation		(7,336)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$	12,912	$ 128,749
OTHER ASSETS			
Loans to Insiders		-	-
Other Assets (attach schedule)		3,776	5,166
TOTAL OTHER ASSETS	$	3,776	$ 5,166
TOTAL ASSETS	$	42,379	$ 283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)		
Accounts Payable	12	
Taxes Payable (refer to FORM MOR-4)	1,082	
Wages Payable	132	
Rent / Leases - Building/Equipment	1,289	
Secured Debt / Adequate Protection Payments	-	
Professional Fees	2,346	
Amounts Due to Insiders	10	
Other Postpetition Liabilities (attach schedule)	20,024	
TOTAL POSTPETITION LIABILITIES	$ 24,895	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	990	76,069
Priority Debt	-	37
Unsecured Debt	54,678	54,533
Other Pre-petition Liabilities (attach schedule)	488	64,099
TOTAL PRE-PETITION LIABILITIES	$ 56,156	194,738
TOTAL LIABILITIES	$ 81,051	194,738
OWNER EQUITY		
Capital Stock	137	137
Additional Paid-In Capital	78,007	78,002
Retained Earnings - Pre-Petition	11,987	11,987
Retained Earnings - Postpetition	(127,316)	
Adjustments to Owner Equity (attach schedule)	(1,487)	(1,487)
NET OWNER EQUITY	(38,672)	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 42,379	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in separate accounts for utility adequate assurance and professional fees.

[2] Accounts Receivable (Net) includes $3,800 which is off-set by a liability to a merchandise factor classified in Unsecured Debt.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	162	1,167	
Workers compensation prepaid	889	889	
Prepaid advertising	-	219	
Prepaid health and other	3	122	
Prepaid rent	77	-	
Prepaid expenses	-	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	1,131	3,849	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	436	373	
Salary support receivable	-	184	
Other	-	3	
Total Other Current Assets	6,554	8,216	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	1,725	1,810	
Credit card and other deposits	2,051	-	
Straightline lease	-	2,543	
Prepaid rent	-		
Total Other Assets	3,776	5,166	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,718		
Gift and merchandise cards	3,595		
Vacation payable	78		
Payroll deductions payable	16		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	330		[1]
Deferred revenue	2,649		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,512		
Capital leases	-		
Total Other Postpetition Liabilities	20,024		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	25	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	257	520	
Pension liability	97	97	
Other accruals prepetition	109	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	488	64,099	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	14,716	13,016	(18,088)	9,644
FICA	7,320	6,285	(9,267)	4,338
Unemployment	1,120	2	-	1,122
Total Federal Taxes	$ 23,156	$ 19,303	$ (27,355)	$ 15,104
State and Local				
Withholding	5,847	5,106	(6,988)	3,965
Sales & Excise	-	-	-	-
Unemployment	6,717	8	-	6,725
Real Property	617,008	52,634	-	669,642
Personal Property[1]	302,100	83,875	-	385,975
Workers Compensation	108	-	-	108
Other: Local	-	-	-	-
Total State and Local	931,780	141,623	(6,988)	1,066,415
Total Taxes	$ 954,936	$ 160,926	$ (34,343)	$ 1,081,519

[1] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 1 - November 28, 2009

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X